

March 15, 2017

Mr. Justin C. Jacobs
Management Committee Director
Mill Road Capital II, L.P.
382 Greenwich Avenue, Suite One
Greenwich, Connecticut 06830

> **Re:** **Ecology and Environment, Inc.**
> **Revised Preliminary Proxy Statement filed on Schedule 14A by Mill Road Capital II, L.P., et al.**
> **Filed March 9, 2017**
> **File No. 001-09065**
>
> **Additional Soliciting Materials filed by Mill Road Capital II, L.P. et al., on March 13, 2017**
> **File No. 001-09065**

Dear Mr. Jacobs:

We have reviewed the above filing and have the following comments.

Revised Preliminary Proxy Statement

General

1. Please revise to make clear whether the Class B director nominees have consented to being named on your proxy statement and proxy card and to serve if elected. Refer to Exchange Rule 14a-4(d). If any such person has not consented, then that person is not a bona fide nominee and you may not name them on your proxy statement and proxy card pursuant to Rule 14a-4(d).

2. Please revise your disclosure to make the representations required by Item 5(b)(1)(viii) and (xii) of Schedule 14A for all participants. In this regard, we note that you have only provided such disclosure for the director nominees.

3. Please provide Item 21(a) and (b) disclosure for Proposals 2, 3 and 4.

Proxy Card

4. Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

Additional Soliciting Materials filed March 13, 2017

5. In your next filing of soliciting material pursuant to Rule 14a-12, please provide the information required by Rule 14a-12(a)(1)(i) for each participant.

Please direct any questions to me at (202) 551-3792 or, in my absence, to Perry J. Hindin, Special Counsel, at (202) 551-3444.


Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions


cc: Paul Bork, Esq.
        Foley Hoag LLP